                                                                    Exhibit 99.1

                        CORPUS CHRISTI BANCSHARES, INC.

PRESS RELEASE

Corpus Christi Bancshares, Inc.
Date: October 19, 1995                            Contact:  R. Jay Phillips
For Release: Immediate                            Tel No:  (512) 887-3000
Page 1

CORPUS CHRISTI BANCSHARES, INC. REPORTS THIRD QUARTER 1995 RESULTS

Corpus Christi, Texas - (October 19, 1995) - Corpus Christi Bancshares, Inc. (AMEX-CTZ) today announced net income for the third quarter ended September 30, 1995 of $430,399 ($.25 per share compared with $507,977 ($.30 per share) for the same quarter last year.

Net income for the nine month period ended September 30, 1995 was $1,295,766 ($.77 per share), up $68,836, compared with $1,226,930 ($.73 per share) for the same period last year.

"The decrease in third quarter earnings was primarily attributable to higher income tax expenses resulting from the utilization of tax net operating loss carryforwards in 1994, which were not available to the Company in 1995. The increase in earnings for the nine months ended September 30, 1995 was largely attributable to the Company reducing its allowance for loan losses through "negative" provisions totaling $400,000 for the nine month period ended September 30, 1995 and to an increase in the Company's net interest income. The "negative" provisions were made as the result of reduced loan charged-offs and increased recoveries during the first nine months of 1995 on loans previously charged-off, which resulted in an allowance for loan losses that exceeded the level determined adequate by the Company," said R. Jay Phillips, President and Chief Executive Office of the Company.

"While net interest income and noninterest income increased during the third quarter and nine months ended September 30, 1995 as compared to the same periods of 1994, noninterest expenses were higher than last year. The increase in noninterest expenses during the quarter and nine months ended September 30, 1995 is largely attributable to staffing and occupancy expenses related to the opening of the South and Five Points Banking Centers during the fourth quarter of 1994, and the remodeling of the Village Banking Center in 1994", said Mr. Phillips. "We are confident that these increased expenses are necessary to achieve the long-term strategy of growing the Company's franchise and shareholder value."

At September 30, 1995, the Company's average return on assets and return on equity ratios were 1.0% and 11.25%, respectively. Assets totaled $181.8 million at September 30, 1995 compared with $171.5 million at December 31, 1994. Net loans at September 30, 1995 totaled $100.0 million compared with $92.1 million at December 31, 1994. Net loans at September 30, 1994 totaled $87.5 million. Deposits at September 30, 1995 totaled $158.7 million compared with $157.7 million at December 31, 1994. Deposits at September 30, 1994 totaled $148.2 million.

Corpus Christi Bancshares, Inc.
Date: October 19, 1995
For Release: Immediate
Page 2

Corpus Christi Bancshares, Inc. is a bank holding company that owns Citizens State Bank of Corpus Christi, Texas, a bank with $181.6 million in assets that operates four branches in Corpus Christi, Texas. On July 5, 1995, the Company announced that Citizens State Bank had entered into a definitive agreement to acquire The First National Bank of Taft, Texas. The First National Bank had total assets of approximately $40 million at December 31, 1994, and is approximately 20 miles from Corpus Christi, Texas. The purchase price for the proposed acquisition will be approximately $8.1 million, subject to certain adjustments. On October 10, 1995 the proposed acquisition was approved by the shareholders of the First National Bank and by the Federal Deposit Insurance Corporation, and on October 17, 1995 it was approved by the Texas Department of Banking. The definitive agreement is subject to certain other conditions, which the Company hopes will be satisfied in order to close this acquisition on or about October 31, 1995.

It was also announced that the Company's board had adopted a shareholder rights plan that provides for rights to be issued to shareholders of record on November 3, 1995. Mr. Phillips stated "This action has been taken after long and careful consideration in connection with implementing the Company's strategic plan. The adoption of a shareholder rights plan has become common practice in major American companies and financial institutions and a well-accepted approach to ensuring that all shareholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with the Company's common stock and will not be exercisable. In the absence of further board action, the rights will become exercisable and allow the holder to acquire the Company's common stock at a discounted price if a person or group acquires 20 percent or more of the Company's common stock. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights --other than rights that have become void -- for shares of the Company's common stock. Under the option, the Company would issue one share of common stock for each right, subject to adjustment in certain circumstances.

The Company's Board of Directors may, at its option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire October 18, 2005, unless earlier redeemed by the Board of Directors.

The issuance of the rights will not affect reported earnings per share and will not change the way in which the Company's common stock is currently traded.

Corpus Christi Bancshares, Inc.
Date: October 19, 1995
For Release: Immediate
Page 3

                                                    Three Months Ended                            Nine Months Ended
                                                       September 30,                                September 30,

                                              1995                  1994                    1995                  1994
                                            Unaudited             Unaudited               Unaudited             Unaudited
                                          -------------         -------------           ------------           ------------
 Total interest income                    $   3,115,383         $   2,606,783           $  9,016,604           $  7,449,843
 Total interest expense                       1,186,030               869,726              3,415,360              2,352,593
                                          -------------         -------------           ------------           ------------
 Net interest income                          1,929,353             1,737,057              5,601,244              5,097,250
 Provision for possible
   loan losses                                      ---                   ---               (400,000)                   ---
                                          -------------         -------------           ------------           ------------
 Income after provision for                   1,929,353             1,737,057              6,001,244              5,097,250
    loan losses
 Net gains on sale of securities
   available for sale                               ---                   ---                    ---                165,081
 Total noninterest income                       768,229               726,859              2,259,829              2,022,701
 Total noninterest expense                    2,038,859             1,980,196              6,282,307              5,864,359
                                          -------------         -------------           ------------           ------------
 Income before income taxes                     658,723               483,720              1,978,766              1,420,673
 Income taxes                                   228,324               (24,257)               683,000                193,743
                                          -------------         -------------           ------------           ------------
 Net income                               $     430,399         $     507,977           $  1,295,766           $  1,226,930
                                          =============         =============           ============           ============
 Weighted average of common
   stock and common stock
   equivalents outstanding                    1,695,118             1,680,398              1,685,271              1,679,138
                                          =============         =============           ============           ============
 Net income per share of
   common stock and
   common stock equivalents               $         .25         $         .30           $        .77           $        .73
                                          =============         =============           ============           ============
 Total assets                                                                           $181,774,545           $162,308,083
                                                                                        ============           ============
 Loans, net                                                                             $ 99,981,333           $ 87,495,605
                                                                                        ============           ============
 Deposits                                                                               $158,663,317           $148,199,570
                                                                                        ============           ============
 Shareholders' equity                                                                   $ 15,350,854           $ 13,522,629
                                                                                        ============           ============